UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Admendment No. 2)

K-Swiss Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

482686102
(CUSIP Number)

Check the following box if a fee is being paid with this statement. (A fee is not required only if th filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  Name of Reporting Person
    S.S. or I.R.S Identification No. of Above Person

          Academy Capital Management				74-2411461

2.  Check the Appropriate Box if a Member of a Group*
				(a)
				(b)

3.  SEC Use Only



4.  Citizenship or Place of Organization

         	Texas

5.  Sole Voting Power

          4,850

6.  Shared Voting Power

         	-0-

7.  Sole Dispositive Power

         	4,850

8.  Shared Dispositive Power

         	-0-

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

          4,850

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares


11.  Percent of Class Represented by Amount in Row 9

         	0.01%

Type of Reporting Person

         	IA

Item 1. (a) Name of Issuer:

         	K-Swiss Inc.

Item 1. (b) Address of Issuer's Principal Executive Offices:

         	20664 Bahama Street
         	Chatsworth, CA  91311

Item 2. (a) Name of Persons Filing:

         	Academy Capital Management

Item 2. (b) Address of Principal Business Office or, if none, Residence:

         	500 North Valley Mills Drive, Suite 208
         	Waco, Texas  76710

Item 2. (c) Citizenship

         	Academy Capital Management is a Texas corporation

Item 2. (d) Title of Class of Securities:

         	Class A Common Stock

Item 2. (e) CUSIP Number:

         	482686102

Item 3.  If this statement is filed pursuant to Rules 13d-1 (b), or 13d-2 (b),
	 check whether	the person filing is a:
	(a)  [   ]   Broker or Dealer registered under Sec. 15 of the Act
	(b)  [   ]   Bank as defined in Sec. 3 (a) (6) of the Act
	(c)  [   ]   Insurance Company as defined in Sec. 3 (a) (19) of the Act
	(d)  [   ]   Investment Company registered under Sec. 8 of the
		   Investment Company Act
	(e)  [ x ]   Investment Advisor registered under Sec. 203 of the
		      Investment Advisers Act of 1940
	(f)  [   ]   Employee Benefit Plan, Pension Fund which is subject to
     		 the provisions of the Employee retirement Income Security
		      Act of 1974 or Endowment Fund; see Sec. 240.13d-1 (b) (ii) (F)
	(g)  [   ]   Parent Holding Company, in accordance with Sec 240.13d-1
		     (b) (ii) (G) (Note:  See Item 7)
	(h)  [   ]   Group, in accordance with Sec. 240.13-1 (b) (1) (ii) (H)

Item 4.  Ownership  (as of May 31, 1997)

	(a)   Amount Beneficially Owned:  See Item 9 of cover pages
	(b)   Percent of Class:  See Item 11 of cover pages
	(c)   Number of shares as to which such person has:
		(I)     sole power to vote or to direct the vote
		(ii)    shared power to vote or to direct the vote
		(iii)   sole power to dispose or to direct the disposition of
		(iv)    shared power to dispose or to direct the disposition of

         	See items 5-8 of cover pages

Item 5.  Ownership of Five Percent or Less of a Class
  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities,
	 check the following  [ x ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         	Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         	Not Applicable

Item 8.  Identification and Classification of Members of the Group

         	Not Applicable

Item 9.  Notice of Dissolution of Group

         	Not Applicable

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

							 Date:  March 11, 1998


 					       ACADEMY CAPITAL MANAGEMENT


             By:  /s/ Joel Adam

             Name: Joel Adam

             Title:  President